Exhibit T3A.8

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 08:30 AM 12/30/2002 020806911 - 2524756

CERTIFICATE OF AMENDMENT

OF

CITIZENS TELECOMMUNICATIONS OF TENNESSEE L.L.C.

1.	The name of the limited liability company is Citizens Telecommunications of Tennessee L.L.C.

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

2.   The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 21st day of November 2002.

/s/ Robin LaPeters
Citizens Communications Company, Member
By
Robin LaPeters
Assistant Secretary